
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 4, 2018

<u>Via E-mail</u>
Keith D. Phillips
President and Chief Executive Officer
Piedmont Lithium Limited
Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia

> **Re: Piedmont Lithium Limited**
> **Registration Statement on Form 20-FR (12b)**
> **Filed March 16, 2018**
> **File No. 001-38427**

Dear Mr. Phillips:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Eric Scarazzo
        Gibson, Dunn & Crutcher LLP